Filed Pursuant to Rule 433

Registration No. 333-293987

Dated: May 27, 2026

PRICING TERM SHEET

U.S.$ $1,500,000,000 7.250% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (the “Notes”)

Issuer:	Banco Santander, S.A. (“Banco Santander”)
Legal Entity Identifier:	5493006QMFDDMYWIAM13
Issuer Ratings*:	A1 (Stable) / A+ (Stable) / A+ (Stable) by Moody’s/S&P/Fitch
Expected Notes Ratings*:	Ba1 (Moody’s) / BBB- (S&P)
Instrument:	Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
Series Number:	PREFSAN-18
Principal Amount:	U.S.$1,500,000,000
Form of Issuance:	SEC Registered
Ranking:	Unless previously converted into Common Shares as set forth in “Description of the Notes—Conversion Upon Trigger Event” in the preliminary prospectus supplement dated May 27, 2026 (the “Preliminary Prospectus Supplement”), the payment obligations of Banco Santander under the Notes constitute direct, unconditional, unsecured and subordinated obligations (créditos subordinados) of Banco Santander according to Article 281.1 of the Spanish Insolvency Law and, in accordance with Additional Provision 14.3 of Law 11/2015 (but subject to any other ranking that may apply as a result of any mandatory provision of law (or otherwise)), upon the insolvency of Banco Santander, for so long as the Notes constitute Additional Tier 1 Instruments, rank: (a) pari passu among themselves and with (i) all other subordinated obligations (créditos subordinados) of Banco Santander under Additional Tier 1 Instruments and (ii) any other subordinated obligations (créditos subordinados) of Banco Santander which by law and/or by their terms, to the extent permitted by Spanish law, rank pari passu with Banco Santander’s obligations under Additional Tier 1 Instruments; (b) junior to (i) any unsubordinated obligations (créditos ordinarios) of Banco Santander, (ii) any subordinated obligations (créditos subordinados) of Banco Santander under Tier 2 Instruments and (iii) any other subordinated obligations (créditos subordinados) of Banco Santander which by law and/or by their terms, to the extent permitted by Spanish law, rank senior to Banco Santander’s obligations under Additional Tier 1 Instruments; and (c) senior to (i) any claims for the liquidation amount of the Common Shares and (ii) any other subordinated obligations (créditos subordinados) of Banco Santander which by law and/or by their terms, to the extent permitted by Spanish law, rank junior to Banco Santander’s obligations under Additional Tier 1 Instruments.

Maturity:	Perpetual
Currency:	U.S. dollar (“U.S.$”)
Pricing Date:	May 27, 2026
Closing Date**:	June 3, 2026 (T+5)
Reset Date:	June 3, 2036 (the “First Reset Date”) and each subsequent date falling on the fifth anniversary of the preceding reset date
Benchmark Treasury:	10-year UST (4.375% due May 15, 2036)
Spread to Benchmark Treasury:	T+283.7 bps
Benchmark Treasury Yield:	4.479%
Re-offer Yield:	7.250% quarterly 7.316% s.a.
Initial Margin:	283.7 bps
Price to Public:	100.000%
Underwriting Discount / Commission:	0.600%
Proceeds to Issuer (after deducting Underwriting Discount / Commission):	99.400% (U.S.$1,491,000,000). This amount is before deducting other expenses incurred in connection with this offering. Additionally, the Underwriters have agreed to reimburse the Issuer for $180,000 of such expenses.
Distribution Payment Dates:	Quarterly in arrears on March 3, June 3, September 3 and December 3, of each year, commencing on September 3, 2026
Distributions:	Distributions will accrue (i) in respect of the period from (and including) the Closing Date to (but excluding) the First Reset Date at the rate of 7.250% per annum, and (ii) in respect of each Reset Period, at the rate per annum, converted to a quarterly rate in accordance with market convention, equal to the aggregate of the Initial Margin (2.837% per annum) and the 5-year UST for such Reset Period. Such Distributions will be payable quarterly in arrears on each Distribution Payment Date.
5-year UST:

In relation to a Reset Date and the Reset Period commencing on that Reset Date, an interest rate expressed as a percentage determined by the Calculation Agent to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of five years as published in the most recent H.15.

“H.15” means the daily statistical release designated as such and published by the Board of Governors of the United States Federal Reserve System under the caption “Treasury constant maturities,” or any successor or replacement publication, as determined by Banco Santander, that establishes yield on actively traded U.S. Treasury securities adjusted to constant maturity, and “most recent H.15” means, in respect of any Reset Period, the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of five years published closest in time but prior to the Reset Determination Date.

“Calculation Agent” means the Trustee or such other person authorized by Banco Santander as the party responsible for calculating the Distributions and/or such other amount(s) from time to time in relation to the Notes.

Day Count Fraction (Business Day Convention):	30/360 (following, unadjusted)
Business Days:	New York City, London, and T2
Liquidation Preference:	U.S.$200,000
Distributions Discretionary and Restrictions on Payments:

Banco Santander may elect, in its sole and absolute discretion, to cancel the payment of any Distribution in whole or in part at any time that it deems necessary or desirable, and for any reason.

Payments of Distributions in any financial year of Banco Santander shall be made only out of Available Distributable Items. To the extent that (i) Banco Santander has insufficient Available Distributable Items to make Distributions on the Notes scheduled for payment in the then current financial year and any equivalent payments scheduled to be made in the then current financial year in respect of any other Parity Securities or Common Equity Tier 1 Instruments then outstanding to the extent permitted by the Applicable Banking Regulations, in each case excluding any portion of such payments already accounted for in determining the Available Distributable Items, and/or (ii) the relevant Regulator, in accordance with Applicable Banking Regulations, requires Banco Santander to cancel the relevant Distribution in whole or in part, then Banco Santander will, without prejudice to the right above to cancel at its discretion the payment of any such Distributions on the Notes at any time, make partial or, as the case may be, no payment of the relevant Distribution on the Notes.

No Distribution will be made on the Notes until the Maximum Distributable Amount (if required) is calculated and if and to the extent that such payment would cause the Maximum Distributable Amount (if any) then applicable to Banco Santander and/or the Group to be exceeded. No payment will be made on the Notes (whether by way of a repayment of the Liquidation Preference, the payment of any Distribution or otherwise) if and to the extent that such payment would cause a breach of any regulatory restriction or prohibition on payments on Additional Tier 1 Instruments pursuant to Applicable Banking Regulations (including, without limitation, any such restriction or prohibition relating to any Maximum Distributable Amount applicable to Banco Santander and/or the Group).

Distributions on the Notes will be non-cumulative.

If Banco Santander does not pay a Distribution or part thereof on the relevant Distribution Payment Date in respect of the Notes, such non-payment shall evidence the cancellation of such Distribution (or relevant part thereof) or, as appropriate, Banco Santander’s exercise of its discretion to cancel such Distribution (or relevant part thereof) and accordingly, such Distribution shall not in any such case be due and payable.

Optional Redemption:	The Notes may be redeemed, in whole but not in part, at the option of Banco Santander, on (i) any calendar day during the six-month period commencing on (and including) December 3, 2035 to (and including) the First Reset Date and (ii) any Distribution Payment Date thereafter, in each case at the Redemption Price, in accordance with Applicable Banking Regulations then in force (including obtaining the prior Supervisory Permission therefor, as required) as set forth under “Description of the Notes—Redemption and Repurchase—Optional Redemption” in the Preliminary Prospectus Supplement.
Redemption Price:	The Liquidation Preference, plus, if applicable, where not cancelled pursuant to, or otherwise subject to the limitations on payment set forth in “Description of the Notes—Distributions” in the Preliminary Prospectus Supplement, an amount equal to the accrued and unpaid Distributions for the then current Distribution Period to (but excluding) the date fixed for redemption of the Notes.
Redemption Due to a Capital Event:	If, on or after the Closing Date, there is a Capital Event, the Notes may be redeemed, in whole but not in part, at the option of Banco Santander at any time, at the Redemption Price, in accordance with Applicable Banking Regulations then in force (including obtaining the prior Supervisory Permission therefor, as required) as set forth under “Description of the Notes—Redemption and Repurchase—Redemption Due to a Capital Event” in the Preliminary Prospectus Supplement.
Capital Event:	Means a change in Spanish law, Applicable Banking Regulations or any change in the application or official interpretation thereof that results or is likely to result in any outstanding aggregate Liquidation Preference of the Notes ceasing to be included in, or count towards, the Group’s or Banco Santander’s Tier 1 Capital.
Redemption Due to a Tax Event:	If, on or after the Closing Date, there is a Tax Event, the Notes may be redeemed, in whole but not in part, at the option of Banco Santander at any time, at the Redemption Price, in accordance with Applicable Banking Regulations then in force (including obtaining the prior Supervisory Permission therefor, as required) as set forth under “Description of the Notes—Redemption and Repurchase—Redemption Due to a Tax Event” in the Preliminary Prospectus Supplement.

Tax Event:	Means that, as a result of any change in, or amendment to, the laws or regulations of Spain or of any political subdivision thereof or any authority or agency therein or thereof having power to tax or in the official interpretation or administration of any such laws or regulations which becomes effective on or after the Closing Date, Banco Santander determines that (a) Banco Santander would not be entitled to claim a deduction in computing tax liabilities in Spain in respect of any Distribution to be made on the next Distribution Payment Date on the Notes or the value of such deduction to Banco Santander would be materially reduced, or (b) Banco Santander would be required to pay Additional Amounts, or (c) the applicable tax treatment of the Notes changes in a material way that was not reasonably foreseeable at the Closing Date.
Clean-up Redemption:	If 75% or more of the initial aggregate Liquidation Preference of the Notes (which, for the avoidance of doubt, includes any additional issuances issued subsequently and constituting a single series of securities under the Base Indenture as described under “Description of Contingent Convertible Capital Securities—Additional Issuances” in the prospectus dated March 4, 2026 (the “Base Prospectus”)) have been redeemed or purchased by, or on behalf of, Banco Santander and cancelled, Banco Santander may, on any date that is a Distribution Payment Date, at its option, redeem in whole but not in part the outstanding Notes at the Redemption Price, in accordance with Applicable Banking Regulations then in force (including obtaining the prior Supervisory Permission therefor, as required) as set forth under “Description of the Notes—Redemption and Repurchase—Clean-up Redemption” in the Preliminary Prospectus Supplement.
Substitution / Variation:	If a Capital Event or a Tax Event occurs and is continuing, Banco Santander may substitute all (but not some) of the Notes or modify the terms of all (but not some) of the Notes, without any requirement for the consent or approval of the holders of the Notes, so that they are substituted for, or varied to, become, or remain, Qualifying Notes, subject to having given not less than five (5) nor more than 30 days’ notice to the holders of the Notes in accordance with the terms described under “Description of Contingent Convertible Capital Securities—Notices” in the Base Prospectus and to the Trustee (which notice shall be irrevocable and shall specify the date for substitution or, as applicable, variation). Any such substitution or variation shall take place in accordance with Applicable Banking Regulations in force at the relevant time and will be subject to Banco Santander obtaining the prior Supervisory Permission therefor, as required.

Qualifying Notes:

At any time, any securities issued directly by Banco Santander that have terms not otherwise materially less favorable to the holders of the Notes than the terms of the Notes.

For further terms, cf. Preliminary Prospectus Supplement.

Agreement to and Acknowledgement of Statutory Bail-in:	By its acquisition of any Notes, each holder (including each holder of a beneficial interest in the Notes) acknowledges, accepts, consents and agrees to be bound by the terms of the Notes related to the exercise of the Bail-In Power.
Agreement and acknowledgement of Subordination Provisions:

Banco Santander agrees with respect to the Notes and each holder of Notes, by his or her acquisition of a Note, will be deemed to have agreed to the subordination provisions described in the Preliminary Prospectus Supplement. Each such holder will be deemed to have irrevocably waived his or her rights of priority which would otherwise be accorded to him or her under the laws of Spain, to the extent necessary to effectuate the subordination provisions of the Notes. In addition, each holder of Notes by his or her acquisition of the Notes authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Notes as provided in the Base Indenture, as amended and supplemented by the First Supplemental Indenture and as summarized herein, and appoints the Trustee as his or her attorney-in-fact for any and all such purposes.

No security or guarantee of whatever kind is, or shall at any time be, provided by Banco Santander or any other person securing the rights of the holders of the Notes.

Trigger Event:	Means if, at any time, the CET1 ratio of Banco Santander or the Group calculated in accordance with Applicable Banking Regulations is less than 5.125%, as determined by Banco Santander or the Regulator.
Conversion:	In the event of the occurrence of the Trigger Event, the Notes are mandatorily and irrevocably convertible into newly issued Common Shares at the Conversion Price.
Conversion Price:	Means, if the Common Shares are (a) then admitted to trading on a Relevant Stock Exchange, the higher of: (i) the Current Market Price (as set forth in the Preliminary Prospectus Supplement) of a Common Share (converted into U.S. dollars at the Prevailing Rate with respect to the Notes); (ii) the Floor Price, subject to the adjustments in accordance with “Description of Contingent Convertible Capital Securities—Conversion Upon Trigger Event—Anti-Dilution Adjustment of the Floor Price” in the Base Prospectus; and (iii) the nominal value of a Common Share (converted into U.S. dollars at the Prevailing Rate with respect to the Notes) (being EUR0.50 on the Closing Date); in each case on the Trigger Event Notice Date; or (b) not then admitted to trading on a Relevant Stock Exchange, the higher of (ii) and (iii) above. For the avoidance of doubt, the conversion into U.S. dollars at the Prevailing Rate described above with respect to the Notes shall in no circumstances imply that any Common Share will be issued at a price of less than its nominal value expressed in the Share Currency.

Floor Price:	USD Floor Price: USD 8.199 per Common Share, approx. 66% of share price at May 26, 2026 closing. (EUR 10.678; exchange rate of 1.1634 EUR/USD, May 26, 2026.)
Pre-emptive Rights:	The Notes do not grant holders of the Notes pre-emption rights in respect of any possible future issues of Parity Securities or any other securities by Banco Santander or any Subsidiary.
Waiver of Set-Off:	Subject to applicable law, neither any holder or beneficial owner of the Notes nor the Trustee acting on behalf of the holders of the Notes may exercise, claim or plead any right of set-off, compensation, netting or retention in respect of any amount owed to it by Banco Santander in respect of, or arising under, or in connection with, the Notes or the Base Indenture, as amended and supplemented by the First Supplemental Indenture, and each holder and beneficial owner of the Notes, by virtue of its holding of any Notes or any interest therein, and the Trustee acting on behalf of the holders of the Notes, shall be deemed to have waived all such rights of set-off, compensation, netting, retention or counterclaim. If, notwithstanding the above, any amounts due and payable to any holder or beneficial owner of a Note or any interest therein by Banco Santander in respect of, or arising under, the Notes are discharged by set-off, such holder or beneficial owner shall, subject to applicable law, immediately pay an amount equal to the amount of such discharge to Banco Santander (or, if a Liquidation Event shall have occurred, the liquidator or administrator of Banco Santander, as the case may be) and, until such time as payment is made, shall hold an amount equal to such amount in trust (where possible) or otherwise for Banco Santander (or the liquidator or administrator of Banco Santander, as the case may be) and, accordingly, any such discharge shall be deemed not to have taken place.
Enforcement Events and Remedies:

There are no events of default under the Notes. In addition, under the terms of the Base Indenture, as amended and supplemented by the First Supplemental Indenture, neither the Trigger Conversion nor the exercise of the Bail-in Power or the exercise of a resolution tool or a resolution power (including moratorium) by the Relevant Resolution Authority or any action in compliance therewith will be an Enforcement Event.

The Notes are perpetual securities in respect of which there is no fixed redemption date or maturity date. Holders of the Notes may not require any redemption of the Notes at any time.

U.S. Federal Income Tax Considerations:	For a discussion of the material U.S. federal income tax considerations for the ownership and disposition of the Notes by U.S. investors, see “Taxation—U.S. Federal Income Tax Considerations—Taxation of Contingent Convertible Capital Securities” in the Base Prospectus. That discussion does not describe all of the tax consequences that may be relevant in the light of a U.S. investor’s particular circumstances.
Listing:	New York Stock Exchange
Trustee, Paying and Conversion Agent, Calculation Agent and Principal Paying Agent:	The Bank of New York Mellon, London Branch
Governing Law, Submission to Jurisdiction:

The Base Indenture, the First Supplemental Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York (without giving effect to the choice of law provisions), except that certain provisions of the Notes, the Base Indenture, as amended and supplemented by the First Supplemental Indenture, relating to the ranking or subordination of the Notes, as well as the price at which the Notes can be issued, certain minimum requirements with respect to the Conversion Price and the legal regime applicable for the exclusion of the pre-emptive rights shall be governed by and construed in accordance with Spanish law, and except that the authorization and execution of the Notes, the Base Indenture, as amended and supplemented by the First Supplemental Indenture, shall be governed by (in addition to the laws of the State of New York relevant to execution) the respective jurisdictions of organization of Banco Santander and the Trustee, as the case may be.

The Issuer, the Trustee and the holders of Notes (by their acceptance of the Notes) irrevocably submit only to the jurisdiction of (i) any Federal or State court in the Borough of Manhattan, The City of New York, New York and (ii) the courts of European Union member states and states that are parties to the Lugano II Convention and which have jurisdiction pursuant to the Brussels Ia Regulation and/or the Lugano II Convention, in any suit, action or proceeding arising out of or relating to the Notes, the Base Indenture, the First Supplemental Indenture or the transactions contemplated thereby. The Issuer, the Trustee and the holders of Notes (by their acceptance of the Notes) irrevocably and unconditionally waive, to the extent they may effectively do so, any objection they may have now or hereafter to the laying of the venue of any such suit, action or proceeding in any such courts and agree that they will not bring or support any suit, action or proceeding arising out of or relating to the Notes, the Base Indenture, the First Supplemental Indenture or the transactions contemplated thereby in any other forum.

“Brussels Ia Regulation” means Regulation (EU) No. 1215/2012 of the European Parliament and of the Council of 12 December 2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters, as amended.

“Lugano II Convention” means the Convention on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters, signed on 30 October 2007.

Risk Factors:	Investors should read the Risk Factors in the Preliminary Prospectus Supplement.
Use of Proceeds:	Refinance outstanding AT1 securities with any remaining amount being used for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.
Selling Restrictions:	In addition to the Prohibition of Sales to EEA and UK Retail Investors, there are restrictions on the offer, sale and transfer of the Notes in Canada, EEA, United Kingdom, Hong Kong, Italy, Japan, People’s Republic of China (excluding Hong Kong, Macau and Taiwan), Republic of Korea, Taiwan, Singapore, Switzerland and Australia. No publicity or marketing nor public offering which requires the registration of a prospectus in Spain.
Conflict of Interest:	Santander US Capital Markets LLC is a subsidiary of Banco Santander, S.A. Therefore, Santander US Capital Markets LLC is deemed to have a “conflict of interest” under FINRA Rule 5121 and, accordingly, the offering of the Notes will comply with the applicable requirements of FINRA Rule 5121.
CUSIP / ISIN:	05971K AY5 / US05971KAY55
Sole Global Coordinator:	Santander US Capital Markets LLC
Joint Bookrunners:	BNP Paribas Securities Corp.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs Bank Europe SE
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Co-Leads:	BB Securities Limited Mediobanca - Banca di Credito Finanziario S.p.A.

*Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**It is expected that delivery of the Notes will be made against payment therefor on or about June 3, 2026, which is the fifth day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the Closing Date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Banco Santander has filed a registration statement (including a base prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement from BNP Paribas Securities Corp. by calling toll free 1-800-854-5674, BofA Securities, Inc. by calling toll free 1-800-294-1322, Citigroup Global Markets Inc. by calling toll free 1-800-831-9146, Goldman Sachs Bank Europe SE by calling toll free 1-866-471-2526, HSBC Securities (USA) Inc. by calling toll free 1-866-811-8049, J.P. Morgan Securities LLC by calling toll free 1-212-834-4533, RBC Capital Markets, LLC by calling toll free 1-866-375-6829 and Santander US Capital Markets LLC by calling toll free 1-855-403-3636.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

The distribution of this term sheet and the offering of the securities to which this term sheet relates (the “Notes”) may be restricted by law in certain jurisdictions and therefore persons into whose possession this term sheet comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

The Notes are complex financial instruments with high risk and are not a suitable or appropriate investment for all investors, especially retail investors.

EU PRIIPs Regulation / PROHIBITION OF SALES TO EEA RETAIL INVESTORS: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) No. 2017/1129. Consequently, no key information document required by Regulation (EU) No. 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPs Regulation / PROHIBITION OF SALES TO UK RETAIL INVESTORS: The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

MIFID II PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET: Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Notes are incompatible with the needs, characteristics and objectives of clients which are retail clients (as defined in MiFID II). Any person subsequently offering, selling, or recommending the Notes (a “distributor”) should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MIFIR PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET: Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients only, as defined in Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Notes are incompatible with the needs, characteristics and objectives of clients which are retail clients (as defined in Regulation (EU) No. 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA). Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers' target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

This term sheet is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the Notes or possession or distribution of this term sheet in any jurisdiction where action for that purpose is required. Persons into whose possession this term sheet comes are required to inform themselves about and to observe any such restrictions.